Exhibit (a)(1)(J)

BRT REALTY TRUST

60 Cutter Mill Road

Suite 303

Great Neck, New York 11021

Telephone (516) 466-3100

Telecopier (516) 466-3132

www.BRTRealty.com

BRT REALTY TRUST ANNOUNCES FINAL

RESULTS OF ITS TENDER OFFER

Great Neck, New York — October 27, 2010 — BRT REALTY TRUST (NYSE:BRT) today announced the final results of its tender offer to purchase up to 2,500,000 shares of beneficial interest at a price per share of $6.30, which expired at 5:00 p.m., New York City time, on October 21, 2010.  Based on the final tabulation by American Stock Transfer & Trust Company, the Depositary for the tender offer, approximately 147,388 shares were properly tendered and not withdrawn, and the company has accepted for purchase those shares at the purchase price for a total cost of $928,544. The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

Immediately following the purchase of the tendered shares, the company will have approximately 13,932,848 shares of beneficial interest outstanding and approximately $55 million in cash and cash equivalents.

The Information Agent for the tender offer is Phoenix Advisory Partners.  The Depositary is American Stock Transfer & Trust Company, LLC.  For questions and information, please call the Information Agent toll free at (800) 576-4314.

Important Notice

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any BRT shares. The tender offer was made only pursuant to the offer to purchase, the letter of transmittal and related materials, which BRT distributed to shareholders and filed with the Securities and Exchange Commission.  Shareholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies, of the offer to purchase, the letter of transmittal and other related materials filed by BRT with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Phoenix Advisory Partners, the Information Agent, toll free at (800) 576-4314.

Forward-Looking Statements

All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including statements regarding the tender offer.  Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions or variations thereof.  These statements are based on BRT’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on any forward-looking statements.

Contact:                Simeon Brinberg or Asher Gaffney - (516) 466-3100